                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

          Vista Eyecare, Inc.  f/k/a National Vision Associates, Ltd.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   638459107
-------------------------------------------------------------------------------
                                (CUSIP Number)

             Kimberley E. Thompson, c/o ITC Holding Company, Inc.
         1239 O.G. Skinner Drive, West Point, GA 31833 (703) 619-9678
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 12, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                          ------------------------
CUSIP No. 638459107                                      Page 2 of 22  Pages
          ---------                                          ---  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       CAMPBELL B. LANIER, III

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                153,832

       NUMBER OF       -----------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               750
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  153,832
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                750

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       154,582

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.7%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 3 of 22 Pages
          ---------                                        ---  ----
-----------------------------                          ------------------------


1      NAME OF REPORTING PERSON
       JANE LANIER

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-

       NUMBER OF       -----------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               750
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  -0-
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                750

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       750

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       LESS THAN 0.1%
----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 4 of 22 Pages
          ---------                                        ---  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       CAMPBELL B. LANIER, IV

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                25,550

       NUMBER OF       -----------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               -0-
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  25,550
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       25,550

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.1%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 5 of 22 Pages
          ---------                                        ---  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       ITC SERVICE COMPANY

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                1,655,048

       NUMBER OF       -----------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               -0-
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  1,655,048
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,655,048

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.8%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 6 of 22 Pages
          ---------                                        ---  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       GEORGIA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                700,000

                       -----------------------------------------------------------------------------
       NUMBER OF
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               -0-
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  700,000
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       700,000

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.3%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       00

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 7 of 22 Pages
          ---------                                        ---  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       WILLIAM H. SCOTT, III

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                782,782 (1)

       NUMBER OF       -----------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               -0-
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  782,782 (1)
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       782,782 (1)

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.7%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

----------------------------------------------------------------------------------------------------

(1) INCLUDES 700,000 SHARES OF COMMON STOCK OWNED BY THE CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST OF WHICH MR. SCOTT IS THE SOLE TRUSTEE.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 8 of 22 Pages
          ---------                                        ---  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       MARTHA J. SCOTT

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                28,000 (1)

                       -----------------------------------------------------------------------------
       NUMBER OF
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               -0-
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  28,000 (1)
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,000 (1)

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.1%


----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

----------------------------------------------------------------------------------------------------

(1) INCLUDES 10,000 SHARES OF COMMON STOCK OWNED BY THE WILLIAM H. SCOTT, III IRREVOCABLE TRUST f/b/o MARY MARTHA SCOTT OF WHICH MRS. SCOTT IS THE SOLE TRUSTEE.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 9 of 22 Pages
          ---------                                        ---  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       WILLIAM H. SCOTT, III IRREVOCABLE TRUST f/b/o MARY MARTHA SCOTT

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       GEORGIA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                 10,000

       NUMBER OF       -----------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               -0-
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  10,000
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                 -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,000

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       LESS THAN 0.1%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       00

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 10 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       BRYAN W. ADAMS

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                8,000

       NUMBER OF       -----------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               -0-
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  8,000
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,000

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       LESS THAN 0.1%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 11 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       J. DOUGLAS COX

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                48,406

                       -----------------------------------------------------------------------------
       NUMBER OF         8      SHARED VOTING POWER
        SHARES                  -0-
     BENEFICIALLY
       OWNED BY        -----------------------------------------------------------------------------
         EACH            9      SOLE DISPOSITIVE POWER
       REPORTING                48,406
        PERSON
         WITH          -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       48,406

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.2%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 12 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------

----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SANDY COX

----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a) [x]
                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------
3      SEC USE ONLY


----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF

----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                     [ ]

----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

----------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                29,900

       NUMBER OF       -----------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY               -0-
       OWNED BY
         EACH          -----------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON                  29,900
         WITH
                       -----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       29,900

----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 [ ]


----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.1%

----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN

----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 13 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------


       This statement amends the Schedule 13D filed with the Securities and Exchange Commission on August 19, 1998 and amended by Amendment No. 1 filed on November 2, 1998 by Campbell B. Lanier, III ("Mr. Lanier"), Jane Lanier ("Mrs. Lanier"), Campbell B. Lanier, IV ("Mr. Lanier IV"), ITC Service Company ("ITC Service"), Campbell B. Lanier, III Grantor Retained Annuity Trust (the "Lanier Trust"), William H. Scott, III ("Mr. Scott"), Martha J. Scott ("Mrs. Scott"), the William H. Scott, III Irrevocable Trust f/b/o Mary Martha Scott (the "Scott Trust"), Bryan W. Adams ("Mr. Adams"), J. Douglas Cox ("Mr. Cox") and Sandy Cox ("Mrs. Cox" and, together with Mr. and Mrs. Lanier, Mr. Lanier IV, ITC Service, the Lanier Trust, Mr. and Mrs. Scott, the Scott Trust, Mr. Adams and Mr. Cox, the "Reporting Persons"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Vista Eyecare, Inc. f/k/a National Vision Associates, LTD., a Georgia corporation (the "Company").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is hereby amended by adding the following additional information:

       ITC Service purchased 544,600 shares of Common Stock of the Company between November 2, 1998 and March 12, 1999 for an aggregate consideration of approximately $2,422,000. The funds used to purchase these shares came from the working capital of ITC Service.


ITEM 4.  PURPOSE OF TRANSACTION

       Item 4 is hereby amended and restated in its entirety as follows:

       The Reporting Persons have acquired shares of Common Stock in order to obtain a significant investment position in the Company. Depending upon market conditions and other factors, it is the current intention of the Reporting Persons to acquire additional shares of the Common Stock.

       The Reporting Persons, however, reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of all or a portion of the Common Stock which they now own or may hereafter acquire. In this regard, Mr. Lanier has made a request to a representative of the Company that the Company consider amending the Company's Shareholder Rights Plan (the "Plan," as more fully discussed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 17, 1997) to permit the Reporting Persons to purchase up to 29.9% of the Company's outstanding Common Stock without triggering the "Rights" issued under the Plan.

       The Reporting Persons have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Company, a sale or transfer of any of the Company's assets, a change in the present Board of Directors or management of the Company, a change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, changes in the Company's charter or bylaws or with respect to the delisting or deregistration of any of the Company's securities.

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 14 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       Item 5 is hereby amended and restated in its entirety as follows:

       As of the date of this report, the Reporting Persons beneficially own an aggregate of 2,732,268 shares of the Company's Common Stock which represents approximately 12.9% of the 21,168,728 shares of the Company's Common Stock outstanding as of March 1, 1999.

       Mr. Lanier has

           i)     sole power to vote or direct the vote                          153,832*

           ii)    shared power to vote or direct the vote                           750

           iii)   sole power to dispose or direct the disposition                153,832*

           iv)    shared power to dispose or direct the disposition                 750
       * Includes vested options convertible for an aggregate of 16,875 shares

       Mrs. Lanier has

           i)     sole power to vote or direct the vote                              0

           ii)    shared power to vote or direct the vote                           750

           iii)   sole power to dispose or direct the disposition                    0

           iv)    shared power to dispose or direct the disposition                 750

       Mr. Lanier, IV has

           i)     sole power to vote or direct the vote                           25,550

           ii)    shared power to vote or direct the vote                            0

           iii)   sole power to dispose or direct the disposition                 25,550

           iv)    shared power to dispose or direct the disposition                  0

       ITC Service has

           i)     sole power to vote or direct the vote                          1,655,048

           ii)    shared power to vote or direct the vote                            0

           iii)   sole power to dispose or direct the disposition                1,655,048

           iv)    shared power to dispose or direct the disposition                  0

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 15 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------

       Lanier Trust has

           i)     sole power to vote or direct the vote                            700,000

           ii)    shared power to vote or direct the vote                             0

           iii)   sole power to dispose or direct the disposition                  700,000

           iv)    shared power to dispose or direct the disposition                   0

       Mr. Scott has

           i)     sole power to vote or direct the vote                          782,782 (1)

           ii)    shared power to vote or direct the vote                             0

           iii)   sole power to dispose or direct the disposition                782,782 (1)

           iv)    shared power to dispose or direct the disposition                   0

                  (1) Includes 700,000 shares of Common Stock owned by the Lanier Trust of which Mr. Scott is the sole trustee.

       Mrs. Scott has

           i)     sole power to vote or direct the vote                           28,000 (2)

           ii)    shared power to vote or direct the vote                             0

           iii)   sole power to dispose or direct the disposition                 28,000 (2)

           iv)    shared power to dispose or direct the disposition                   0

                  (2) Includes 10,000 shares of Common Stock owned by the Scott
                  Trust of which Mrs. Scott is the sole trustee.

       Scott Trust has

           i)     sole power to vote or direct the vote                                  0

           ii)    shared power to vote or direct the vote                           10,000

           iii)   sole power to dispose or direct the disposition                        0

           iv)    shared power to dispose or direct the disposition                 10,000

       Mr. Adams has

           i)     sole power to vote or direct the vote                              8,000

           ii)    shared power to vote or direct the vote                                0

           iii)   sole power to dispose or direct the disposition                    8,000

           iv)    shared power to dispose or direct the disposition                      0

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 16 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------

       Mr. Cox has

           i)     sole power to vote or direct the vote                          48,406

           ii)    shared power to vote or direct the vote                             0

           iii)   sole power to dispose or direct the disposition                48,406

           iv)    shared power to dispose or direct the disposition                   0

       Mrs. Cox has

           i)     sole power to vote or direct the vote                          29,900

           ii)    shared power to vote or direct the vote                             0

           iii)   sole power to dispose or direct the disposition                29,900

           iv)    shared power to dispose or direct the disposition                   0



       The Reporting Persons have engaged in the following transactions in the Company's Common Stock since the Schedule 13D/A No. 1 was filed on November 2, 1998:

           REPORTING                        NUMBER OF        PRICE              TYPE OF
             PERSON           DATE            SHARES       PER SHARE          TRANSACTION
           ---------          ----          ---------      ---------          -----------
       ITC Service         02-Nov-98           60,000         4.02            Open Market
       ITC Service         08-Dec-98          230,000         4.35            Open Market
       ITC Service         12-Feb-99           62,000         4.72            Open Market
       ITC Service         16-Feb-99            5,500         4.75            Open Market
       ITC Service         17-Feb-99           30,000         4.66            Open Market
       ITC Service         17-Feb-99           23,000         4.72            Open Market
       ITC Service         18-Feb-99           18,000         4.72            Open Market
       ITC Service         19-Feb-99            7,300         4.75            Open Market
       ITC Service         12-Mar-99           50,500         4.53            Open Market
       ITC Service         12-Mar-99           58,300         4.55            Open Market


         No person other than Mr. Lanier has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lanier except with respect to the 750 shares of Common Stock owned by Mrs. Lanier, of which Mrs. Lanier has such rights.

         No person other than Mr. Lanier,IV has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Lanier, IV.

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 17 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------


         No person other than ITC Service, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by ITC Service, except that since ITC Service is a wholly owned subsidiary of ITC Holding, ITC Holding indirectly has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by ITC Service.

         No person other than Mr. Scott and the Lanier Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Lanier Trust.

         No person other than Mr. Scott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Scott.

         No person other than Mrs. Scott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mrs. Scott.

         No person other than Mrs. Scott and the Scott Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Scott Trust.

         No person other than Mr. Adams has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Adams.

         No person other than Mr. Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Cox.

         No person other than Mrs. Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mrs. Cox.

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 18 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 25, 1999


/s/  Campbell B. Lanier, III
-------------------------------------------
By: Campbell B. Lanier, III


/s/ Jane Lanier
-------------------------------------------
By: Jane Lanier


/s/ Campbell B. Lanier, IV
-------------------------------------------
By: Campbell B. Lanier, IV


ITC SERVICE COMPANY

/s/ Kimberly E. Thompson
-------------------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
          and Secretary

CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST

/s/ William H. Scott, III
-------------------------------------------
By:      William H. Scott, III
Title:   Trustee


/s/ William H. Scott, III
-------------------------------------------
By:      William H. Scott, III

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 19 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------


/s/ Martha J. Scott
-------------------------------------------
By:      Martha J. Scott


WILLIAM H. SCOTT, III IRREVOCABLE TRUST f/b/o MARY MARTHA SCOTT

/s/ Martha J. Scott
-------------------------------------------
By:      Martha J. Scott
Title:   Trustee



/s/ Bryan W. Adams
-------------------------------------------
By:      Bryan W. Adams



/s/ J. Douglas Cox
-------------------------------------------
By:      J. Douglas Cox



/s/ Sandy Cox
-------------------------------------------
By:      Sandy Cox

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 20 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------


                                   APPENDIX I

                 OFFICERS AND DIRECTORS OF ITC SERVICE COMPANY

 NAME OF DIRECTOR
OR EXECUTIVE OFFICER                               PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                               OR EMPLOYMENT
----------------------------------                 -----------------
Campbell B. Lanier, III, Director,                 Chairman and Chief Executive Officer
Chairman and Chief Executive Officer               ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III, Director,                   Chief Operating Officer and President
President and Chief                                ITC Holding Company, Inc.
Operating Officer
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Bryan W. Adams, Senior Vice President,             Senior Vice President - Chief Financial Officer
Chief Financial Officer,                           ITC Holding Company, Inc.
Treasurer and Assistant Secretary
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Kimberley E. Thompson, Senior Vice                 Senior Vice President - General Counsel and
President - General Counsel                        Secretary
and Secretary                                      ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

J. Douglas Cox,                                    Senior Vice President,
Senior Vice President,                             Corporate Development
Corporate Development                              ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Dabsey M. Gray, Vice President,                    Vice President, Controller and
Controller and Assistant Secretary                 Assistant Secretary
c/o ITC Service Company                            ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 21 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------


                                  APPENDIX II

                  OFFICERS AND DIRECTORS OF ITC HOLDING, INC.

NAME OF DIRECTOR
OR EXECUTIVE OFFICER                                        PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                                        OR EMPLOYMENT
----------------------------------                 --------------------------------------
Campbell B. Lanier III                             Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                      ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William H. Scott, III                              Chief Operating Officer and President
c/o ITC Holding Company, Inc.                      ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

J. Douglas Cox                                     Senior Vice President - Corporate Development
c/o ITC Holding Company, Inc.                      ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Allen E. Smith                                     Vice President
c/o ITC Holding Company, Inc.                      ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Bryan W. Adams                                     Senior Vice President - Chief Financial Officer and
c/o ITC Holding Company, Inc.                      Assistant Secretary
1239 O.G. Skinner Drive                            ITC Holding Company, Inc.
West Point, GA 31833

Robert M. Montgomery                               Vice President
c/o ITC Holding Company, Inc.                      ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Kimberley E. Thompson                              Senior Vice President - General Counsel
c/o ITC Holding Company, Inc.                      and Secretary
1239 O.G. Skinner Drive                            ITC Holding Company, Inc.
West Point, GA 31833

Dabsey M. Gray                                     Vice President, Controller and Assistant
c/o ITC Holding Company, Inc.                      Secretary
1239 O.G. Skinner Drive                            ITC Holding Company, Inc.
West Point, GA 31833

-----------------------------                          ------------------------
CUSIP No. 638459107                                    Page 22 of 22 Pages
          ---------                                        ----  ----
-----------------------------                          ------------------------

J. Smith Lanier, II, Director                      Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                      J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

William T. Parr, Director                          Vice Chairman
c/o ITC Holding Company, Inc.                      J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

Malcolm C. Davenport, V, Director                  Certified Public Accountant and
c/o ITC Holding Company, Inc.                      Attorney
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Weber, Director                          Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

O. Gene Gabbard, Director                          Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William B. Timmerman, Director                     Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                      SCANA Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Burton, Director                         President
c/o ITC Holding Company, Inc.                      South Atlantic Capital Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Robert A. Dolson, Director                         Chairman and President
c/o ITC Holding Company, Inc.                      National Enterprises, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833